June 16, 2025

H. Lynn C. Stanfield
Chief Financial Officer
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1450
Denver, CO 80237

       Re: Apartment Investment and Management Company
           Form 10-K for the year ended December 31, 2024
           Form 8-K filed February 24, 2025
           File No. 001-13232
Dear H. Lynn C. Stanfield:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction